SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)




                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.


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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Reports Agreement for Installation of a Municipal Command and Control System dated July 18, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Reports  Agreement  for  Installation  of a Municipal  Command and Control
System

Monday July 18, 7:00 am ET

YAHUD, Israel, July 18 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NMS: MAGS ; TASE: MAGS) today announced that it has signed a US$ 0.5 million contract for the installation of a municipal command and control system for a city in Israel, based on Magal's FORTIS system that was modified for this particular purpose. The project is expected to be complete by the end of the third quarter of 2005.

The modified FORTIS system will integrate command and control of the entire security infrastructure of the city, protecting its industrial facilities, water reservoirs and its citizens from burglars and sabotage. Magal expects that more applications will be integrated into the system in the future, such as the integration of command and control for the fire departments and emergency rescue teams.

Using advanced technology which includes dozens of smart cameras, the modified FORTIS system will provide the control center of the municipality with a unique graphical command tool, which will update the location details and video view of the alerting area, while simultaneously enabling operators to dispatch and monitor security personnel, thus optimizing the operational response.

Mr. Even-Ezra, Chairman of Magal said, "This is the first time that Magal has been involved in control and command of civil activities, and we are pleased that our R&D people were able to modify the Fortis system and adapt it to the unique needs specified for this particular project. We believe that this opens a new niche for Magal's systems and we believe that our success will lead to more orders following from other cities."

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems Ltd
    Roi Levy
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il


    GK International
    Ehud Helft/Kenny Green
    Tel: (US) +1-866-704-6710
    Tel: (UK) +44-(0)871-474-1219
    Int'l dial: +972-3-607-4717
    E-mail: ehud@gk-biz.com / kenny@gk-biz.com






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 20, 2005